September 28, 2010

VIA EDGAR and Facsimile

William Friar

Senior Financial Analyst

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:         MainSource Financial Group, Inc.

Form 10-K for December 31, 2009

File No. 0-12422

Dear Mr. Friar:

MainSource  Financial Group, Inc. (the “Corporation”) hereby submits the following responses to the comments of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”) dated September 15, 2010, concerning the Corporation’s disclosures in its Form 10-K for the year ended December 31, 2009 and its proxy statement on Schedule 14A.

The Corporation’s responses to the Division’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Division.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.                                      Indentify the person serving in the capacity of principal accounting officer.  See the signature instructions for Form 10-K.

At the time of the filing of the Form 10-K for the fiscal year ended December 31, 2009, James M. Anderson, who signed the Form 10-K as Principal Financial Officer, also served in the capacity of principal accounting officer of the Corporation.  In future filings on Form 10-K, the Corporation will identify the person serving in the capacity of principal accounting officer pursuant to the signature instructions for Form 10-K.  A draft of the Corporation’s proposed revised disclosure is attached as Exhibit A.

Schedule 14A

Election of Directors, page 4

2.                                      In future filings, give the age of your directors.  See Item 401 of Regulation S-K.

The age of each of the directors of the Corporation was disclosed in the beneficial ownership chart on page 34 of Schedule 14A.  In future filings, the Corporation will move the age of each of the directors to the section of Schedule 14A relating to the election of directors.  A draft of the Corporation’s proposed revised disclosure is attached as Exhibit B.

Summary Compensation Table, page 28

3.                                      In future, filings, please reconcile the increase in 2009 salary with the statement on page 24 that no such cash increase was awarded.

The statement on page 24 of the proxy statement that, “the Committee decided not to award any executive officer a cash merit increase” is accurate.  The apparent increase in base salary between 2008 and 2009 for each of the named executive officers, as shown in the Summary Compensation Table, is the result of the variation in the number of pay periods in 2008 and 2009.  Additionally, with respect to Mr. Brown, the apparent increase in base salary results from Mr. Brown having been employed by the Corporation for less and a full year in 2008, as noted in footnote No. 2 to the Summary Compensation Table.  In future filings, as warranted, the Corporation will reconcile these statements.  A draft of the Corporation’s proposed revised disclosure is attached as Exhibit C.

4.                                      We note that only partial information is shown for Messrs. Brown and Goodwin.  In the future, as warranted, please revise to include tabular information for the persons referenced by Item 402(a)(3)(iv) of Regulations S-K.

As indicated in footnote No. 2 to the Summary Compensation Table, Mr. Brown became President and CEO of the Corporation on August 4, 2008.  Mr. Goodwin was hired by the Corporation in 2009.  Consistent with Question No. 119.01 of Compliance & Disclosure Interpretations relating to Regulation S-K, only information for the years in which Messrs. Brown and Goodwin were named executive officers was provided.  The Corporation has concluded that no additional persons were required to be disclosed pursuant to Item 402(a)(3)(iv) of Regulation S-K.  As appropriate in future filings, the Corporation will clarify why partial information is provided for any of the named executive officers.  A draft of the Corporation’s proposed revised disclosure is attached as Exhibit C.

General

5.                                      In future reports, in the Management Discussion and Analysis section, when there are significant changes, or management believes that there is a trend or an emerging trend, or if management is aware of future events that will affect the company’s performance, please include a management commentary that gives shareholders insight in to management’s thinking.

For example, if there has been a significant change in nonperforming loans, discuss which types of loans have changed, why management believes that there has been this change and whether or not management believes that this is a trend that will affect future performance.  For example, if there has been a significant change in the loan loss reserve, discuss the underlying reasons for the change.  For example, if there are significant goodwill impairment charges, discuss what and why the impairment charge was taken.

The Corporation believes that the Management Discussion and Analysis section of its Form 10-K contains appropriate management commentary giving shareholders insight into management’s thinking with respect to emerging trends and known future events that will affect the Corporation’s performance.  In future filings, the Corporation will continue to include management commentary in the Management Discussion and Analysis section.

In connection with its responses to the comments of the Division, the Corporation hereby acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Corporation may not assert staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.

Sincerely,

/s/ James M. Anderson
James M. Anderson
Senior Vice President & Chief Financial Officer

EXHIBIT A

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 10th day of March, 2009.

MAINSOURCE FINANCIAL GROUP, INC.

/s/
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities with the Company and on the dates indicated.

Signature	Capacity	Date

/s/
William G. Barron	Director	March 10, 2010

/s/
Brian J. Crall	Director	March 10, 2010

/s/
Douglas I. Kunkel	Director	March 10, 2010

/s/
Philip A. Frantz	Director	March 10, 2010

/s/
Rick S. Hartman	Director	March 10, 2010

/s/
D.J. Hines	Director	March 10, 2010

/s/
Robert E. Hoptry	Director and Chairman of the Board	March 10, 2010

/s/
James M. Anderson	Senior Vice President and Chief Financial Officer and Principal Accounting Officer	March 10, 2010

/s/
Archie M. Brown, Jr.	President, Chief Executive Officer and Director	March 10, 2010

EXHIBIT B

PROPOSAL 1—ELECTION OF DIRECTORS

In February 2010, the Board of Directors of the Company was expanded from eight to nine members, each of whom serve a one year term, and Thomas M. O’Brien was appointed to fill the vacancy created by the expansion.  Nine members of the Board are to be elected at the 2010 Annual Meeting.  The Board of Directors proposes that the nominees described below, all of whom are currently serving as directors, be elected for a term of one year and until their successors are duly elected and qualified.  Each of the nominees has consented to serve a one-year term.  If any of them become unavailable to serve as a director, the Nominating/Corporate Governance Committee may recommend a substitute nominee for election.  In that case, the persons named as proxies will vote for the substitute nominee designated by the Nominating Committee.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE ELECTION OF THE FOLLOWING NOMINEES:

William G. Barron (Age 60)	Director since 1989

Mr. Barron is a commercial-industrial real estate specialist. He has been Chairman and President of Wm. G. Barron Enterprises, Inc., a commercial real estate broker, manager and developer, since June 1994.  Since 1997, Mr. Barron has been designated a Certified Commercial Investment Member, which signifies expertise in commercial real estate brokerage, leasing, valuation, asset management and investment analysis.

In addition, Mr. Barron is President of Sperry Van Ness/The Barron Group, LLC, a commercial real estate franchise organized in 2007, Rent A Space To Go Parent, LLC, a self-storage and portable storage holding company, and Gunston, LLC, a real estate holding company.  Rent A Space and Gunston were each organized in 2006.  Prior to these activities, Mr. Barron served as Vice President (1974-81), President (1981-87) and Chairman and CEO (1987-94) of Barron Homes, Inc., a residential home building company.

Mr. Barron has been a shareholder of the Company since its inception, and has served on both the Boards of Directors of the Bank (1983-2000) and the Company.  Mr. Barron is very active in his community in both civic and charitable positions, including the Board of Directors of the Community Foundation of Owensboro Daviess County, Chairman of the Board of the Owensboro Family YMCA Endowment Fund Committee and past-President of the Owensboro Homebuilders Association.

Mr. Barron has been selected to serve on the Board of Directors of the Company due to his significant banking experience both in general and with the Company, his extensive and highly successful experience in the banking, homebuilding and commercial real estate development industries, his demonstrated integrity, honesty and commitment to community, and his continuous efforts to encourage management and the Board to excel both as a company and individually.

Archie M. Brown, Jr. (Age 49)	Director since 2008

Mr. Brown has served as the President and Chief Executive Officer of the Company since August 2008.  Prior to joining the Company, Mr. Brown served as Executive Vice President, Commercial and Consumer Banking, of Integra Bank, N.A., from 2001 to July 2008.  Mr. Brown also served as the Senior Vice President, Consumer Lending Manager of U.S. Bank (formerly Firstar Bank and Star Bank) from 1997 to 2001. Mr. Brown is also a faculty member of Consumer Bankers Association’s Graduate School of Retail Bank Management at Furman University.

During his 26 years in banking, Mr. Brown has held management positions in branch management, region management, bank operations (both deposit and loan), business development, small business and consumer lending.  Mr. Brown has experience in many areas of banking, including change management, expense reduction initiatives, process re-engineering, balance sheet management and restructures, loan workout initiatives, business startups within the bank, business sales and closures within the bank, entering and closing markets, branch and bank acquisitions and integration, board communication, investors and shareholder relations and working with bank regulators.

As President and Chief Executive Officer, Mr. Brown is required by the Company’s Articles of Incorporation to serve on the Board of Directors of the Company.

Brian J. Crall (Age 50)	Director since 2005

Mr. Crall is currently the Chief Executive Officer of CMD Holding, LLC, the holding company for CMD Health, Inc., a health insurance company, and ClubMD, LLC, a series of primary care medical homes.  From July 2008 to March 2009, Mr. Crall served as the Resource Director for the YMCA of the USA.  Mr. Crall also served as the Personnel Cabinet Secretary for the Commonwealth of Kentucky from June 2006 to January 2007 and the Deputy Secretary of the Executive Cabinet, Office of the Governor of the Commonwealth of Kentucky, from April 2004 to June 2006.  During this time Mr. Crall served as a Director for the Kentucky Retirement System, a $15 billion retirement fund serving the employees of the state of Kentucky, and the Kentucky Deferred Compensation Authority, a $1.3 billion compensation plan serving the employees of the state of Kentucky.

Additionally, Mr. Crall served as CEO of Progress Printing Company from July 2000 until April 2004, and was the 13th District State Representative in the state of Kentucky from January 1995 until April 2004.  Mr. Crall has been active in several civic and charitable organizations, including the YMCA, Habitat for Humanity, the Owensboro Chamber of Commerce and the Fellowship of Christian Athletes.

Mr. Crall has been selected to serve on the Board of Directors of the Company as a result of his experiences as an elected legislator and as a member of a state’s executive branch, and in particular his significant experience with human resource and management issues.  Mr. Crall has also been selected due to his demonstrated ability to build and sustain consensus and to bring clarity to discussions within the Board.

Philip A. Frantz (Age 65)	Director since 1987

Mr. Frantz is a partner in Coldren & Frantz, a law firm located in Portland, Indiana that concentrates in the areas of financial institutions, estate planning, real estate, hospital, utility and school law. He has been a partner since the inception of the firm in 1971. Mr. Frantz is also President of Jay-Portland Abstract Company, Inc. and has held that position since 1978.

In addition to serving on the Company Board since 1987, Mr. Frantz has served on the Board of Directors of the Bank since 1978.  This service on the Board, in addition to his legal practice with financial institutions, has given Mr. Frantz a broad knowledge of banking.  Mr. Frantz has served on all of the committees of the Board, including as chairman of the Audit Committee.

Mr. Frantz is very active in his local community, having served on many community boards and in leadership positions for such organizations as the local chamber of commerce, a workshop for disabled persons, the local charitable foundation, the United Way, his church and a local arts organization.

Mr. Frantz has been selected to serve on the Board of Directors of the Company as a result of his long history with the Company and the Bank, his broad knowledge of banking and corporate law, his legal perspective on issues facing the Company and his demonstrated commitment to small communities such as the markets in which the Company operates.

Rick S. Hartman (Age 54)	Director since 2000

Mr. Hartman is President and Chief Executive Officer of The HRH Group, Ltd., a motel ownership and real estate management company. He is also managing partner of both Hartman Properties and Hartman & Hartman, Ltd, owner of Hartman and Associates, and managing member of HR 2000, LLC and One of a Kind Group, LLC.  Mr. Hartman has previously been involved in many real estate ventures including a successful multi-state motel chain, a nursing homes group, apartments, and telecommunication, cable and agricultural businesses. Before starting his own businesses, Mr. Hartman completed the CPA examination and worked in public accounting for the firm formerly known as Touche Ross.

In addition to serving on the Board of Directors of the Company, Mr. Hartman served on the Board of Directors of Capstone Bank, N.A., a national bank located in Illinois, which subsequently merged with MainSource Bank.  Mr. Hartman also currently serves as a member of the Board of Directors and is active in a charitable not-for-profit organization.  Since joining the Company’s Board, Mr. Hartman has served on every Board committee.

Mr. Hartman has been selected as a member of the Board of Directors of the Company as a result of his experience operating a number of small businesses, his financial expertise, and his years of experience in community banking.  Mr. Hartman was also selected based upon his demonstrated knowledge regarding board vision, strategic planning, policy making and oversight.

D.J. Hines (Age 58)	Director since 2005

Mr. Hines has been Chief Executive Officer of Schuler Bauer Real Estate Services Inc., a real estate brokerage and development company operating in the Indiana counties of Floyd, Clark, Scott and Harrison since 1987.  Mr. Hines has attained the Graduate Realtor Institute designation and, since 1990, has developed and sold over 2,000 residential lots and 100 acres of commercial land.  Mr. Hines also holds executive positions with Bugaboo Developers, Inc., Foursight Developers, LLC and Hawthorn Glen Developers, LLC, all of which are land development companies.  Additionally, he is managing partner for Monticello Group, LLC, and Spring Manor, LLC, which are office and apartment management companies.

Prior to joining the Company Board, Mr. Hines served as a director of Regional Bank in New Albany, Indiana.  During his tenure with the Company Mr. Hines has served on the Audit Committee for 2 years and the Corporate Loan and Executive Compensation Committees for 4 years.

In addition to his professional positions, Mr. Hines has held leadership positions with many community boards and foundations in Floyd and Clark Counties, and currently serves as the 9th District Real Estate Commissioner for Indiana and as Trustee for the University of Indianapolis.

Mr. Hines has been selected to serve on the Board of Directors of the Company due to his significant experience in land and residential development, his familiarity with the southern Indiana counties in which the Company does business, his previous bank board experience, and his experience as a small, successful business owner.  Mr. Hines was also selected as a result of his demonstrated integrity and his commitment to community involvement.

Robert E. Hoptry (Age 71)	Director since 1983

Mr. Hoptry has over 50 years of experience working in the financial institutions industry.  In 1983, Mr. Hoptry founded the Company through the acquisition of two failing banks operating under formal regulatory agreements.  Mr. Hoptry served as President and Chief Executive Officer of the Company from 1983 until his retirement in 1999.  Mr. Hoptry also served as Chairman of the Board of the Company beginning in 1983, a position he still holds today.  From February to August 2008, following the resignation of the Company’s President and Chief Executive Officer, Mr. Hoptry served as Interim President and Chief Executive Officer.

Prior to founding the Company, Mr. Hoptry held positions as a national bank examiner, as an executive officer in a large regional multi-bank holding company and as a director of six individually-chartered subsidiary banks.

Mr. Hoptry has been selected to serve on the Board as a result of his significant history with the Company and financial institutions, and his resulting significant institutional knowledge of the Company and the banking industry in general.  Mr. Hoptry has also been selected based upon his demonstrated honesty and integrity.

Douglas I. Kunkel (Age 45)	Director since 2004

Mr. Kunkel is the Vice President of Sales for Batesville Casket Company, a subsidiary of Hillenbrand, Inc. He has held this position since May 2009.  Previous positions Mr. Kunkel has held with Batesville Casket Company include Vice President of Operations from September 2008 to May 2009, Vice President, Global Supply Chain from May 2007 to September 2008 and Vice President of Operations from August 2005 to May 2007.  Prior to that, Mr. Kunkel was the Vice President and Chief Financial Officer of Batesville Casket Company from January 2002 to August 2005.  During his time at Batesville Casket Company, Mr. Kunkel has gained knowledge and experience in many business functions, including finance, operations, sales, marketing, logistics, strategy and management.

Prior to joining Batesville Casket Company, Mr. Kunkel was Vice President and Controller of Hill-Rom Company, Inc. from 1999 until 2002 and was also the Director of International and Financial Planning of Hill-Rom Company, Inc. from 1993 until 1999.  Before joining Hill-Rom, Mr. Kunkel spent six years in public accounting with Arthur Andersen.

Mr. Kunkel has been selected to serve on the Board of Directors of the Company due to his financial expertise, his knowledge of public company accounting and reporting and his experience as an executive at a large, Indiana-based public company.

Thomas M. O’Brien (Age 53)	Director since 2010

Mr. O’Brien retired from Procter & Gamble in 2009 after 31 years of service, primarily in management positions in the areas of sales and marketing.  Most recently, Mr. O’Brien served as Vice President Customer Business Development, Global Business Units and Global from 2007 until his retirement, Vice President Global Beauty Care — Professional, Prestige and Gillette Integration from 2005 to 1007, Vice President North America — Customer Business Development from 2001 to 2005, and Vice President Global Business Development — Global Beauty Care from 1999 to 2001.  During his time at Procter & Gamble, Mr. O’Brien developed strategies, conceptual innovations and relationships that consistently delivered successful results in revenue, market share and productivity.

In addition to the Board of Directors of the Company, Mr. O’Brien currently serves on the Advisory Board for Graeter’s Ice Cream and has served on the National Board of Inroads and the St. Vincent De Paul Cincinnati Board of Directors.  Mr. O’Brien has also been active in his local community through such activities as coaching soccer, leading a swim club, co-chairing a school bond drive and participating in numerous college and MBA programs.

Mr. O’Brien was added to the Company Board of Directors in February 2010 to fill a vacancy caused by the expansion of the Board from eight to nine members.  Mr. O’Brien was selected as a Board member as a result of his extensive experience in sales and marketing in a successful sales-oriented company and his experience working in management, and interacting with the board of directors of, a publicly traded company.

EXHIBIT C

Summary Compensation Table

The following table sets forth information concerning total compensation earned or paid to our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executive officers who served in such capacities as of December 31, 2009, each of whom had total annual compensation exceeding $100,000 in 2009 or in either of the preceding two years (the “named executive officers”), for services rendered to the Company during the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)(1)	(d)	(e)	(f)(2)	(g)	(h)		(i)
Archie M. Brown, Jr. (3)	2009	$317,237	—	—	$9,450	—	$3,721		$330,408
President and Chief Executive Officer	2008	$109,038	—	—	$93,235	—	$1,027		$203,300

James M. Anderson	2009	$183,068	—	—	$5,400	—	$16,470	(4)	$204,938
Chief Financial Officer	2008	$174,592	—	—	—	—	$22,516	(4)	$197,108
	2007	$158,945	—	—	$17,500	—	$20,151	(4)	$196,596

Jeffrey C. Smith	2009	$194,355	—	—	$5,730	—	$35,570	(5)	$235,655
Chief Operating Officer	2008	$192,809	—	—	—	—	$3,664		$196,473
	2007	$186,689	—	—	$3,500	—	$934		$191,123

Daryl R. Tressler	2009	$228,966	—	—	$6,750	—	$20,229	(6)	$255,945
Chief Banking Officer	2008	$225,887	—	—	—	—	$26,373	(6)	$252,260
	2007	$224,813	—	—	$3,500	—	$27,250	(6)	$255,563

William J. Goodwin. (7)	2009	$142,500	—	—	$16,000	—	$5,582		$164,082
Chief Credit Officer

(1)          No cash merit increases were awarded to the named executive officers for 2009.  The increase in the amount of base salary for 2009 over 2008 is the result of the variation in the number of pay periods occurring in 2008 and 2009.  Additionally, for Mr. Brown, the amount shown for 2008 reflects only a partial year of employment by the Company.

(2)          The amounts listed in column (f) reflect the full grant date fair values in accordance with FASB ASC topic 718.  Amounts for 2007 and 2008 have been recomputed under the same methodology in accordance with SEC rules. Refer to Note 23, “Stock Option Plans,” in the Notes to Consolidated Financial Statements included in the annual report on Form 10-K for the year ended December 31, 2009, for the relevant assumptions used to determine the valuation of our option awards.

(3)          Mr. Brown became President and CEO of the Company on August 4, 2008.

(4)          Includes (a) the value attributable to personal use of a Company-provided automobile (as calculated in accordance with Internal Revenue Service guidelines), (b) the matching contribution made by the Company to 401(k) Plan, (c) a 3% profit sharing contribution made by the Company to 401(k) Plan during 2007 and 2008, and (d) the cost of a country club membership.

(5)          Includes (a) the value attributable to personal use of a Company-provided automobile (as calculated in accordance with Internal Revenue Service guidelines), (b) the matching contribution made by the Company to the 401(k) Plan, (c) reimbursement of relocation expenses, and (d) reimbursement of certain expenses associated with the sale of a personal residence.

(6)          Includes (a) the value attributable to personal use of a Company-provided automobile (as calculated in accordance with Internal Revenue Service guidelines), (b) the matching contribution made by the Company to the 401(k) Plan, (c) a 3% profit sharing contribution made by the Company to the 401(k) Plan during 2007 and 2008, and (d) the cost of a country club membership.

(7)          Mr. Goodwin began his employment with the Company in March, 2009.